09045110

RECEIVED
2009 JAN 13 A 8:35

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

PROCESSED
JAN 16 2009
THOMSON REUTERS

January 7, 2009

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 7, 2009 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended December 31, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

dlw 1/14

Anil Dhirubhai Ambani Group

2009 JAN 13 A

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 7, 2009

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 7, 2009

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED

Scrip Code : 500390 | As on: 31st December, 2008

Category Code	Category of Shareholder	No of Share-holders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.29	0.29
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	84365268	84363612	37.28	37.04
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	25	85028646	85026983	37.57	37.33
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	25	85028646	85026983	37.57	37.33
(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	284	12099229	12056385	5.35	5.31
(b)	Financial Institutions/Banks	390	828187	812298	0.37	0.36
(c)	Central Government/State Governments	56	81077	4218	0.04	0.04
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	24	45207861	45207490	19.98	19.85
(f)	Foreign Institutional Investors	567	40486676	40266133	17.89	17.78
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	1321	98703030	98346524	43.61	43.33

(2)	Non-Institutions					
(a)	Bodies Corporate	7298	9762759	9646137	4.31	4.29
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	1576711	29441022	23500575	13.01	12.93
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	59	1832319	1791057	0.81	0.80
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	0	0	0	0.00	0.00
2	NRIs / OCBs	18244	1548944	1148127	0.68	0.68
	Sub -Total (B)(2)	**1602312**	**42585044**	**36085896**	**18.82**	**18.70**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1603633**	**141288074**	**134432420**	**62.43**	**62.03**
	TOTAL (A) +(B)	**1603658**	**226316720**	**219459403**	**100.00**	**99.36**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**2**	**1453542**	**1452815**	**0.00**	**0.64**
	GRAND TOTAL (A)+(B)+(C)	**1603660**	**227770262**	**220912218**	**100.00**	**100.00**

I(b)	Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"		
Sr. No.	Name of the shareholder	No. of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	8 34 98 937	36.66
2	RELIANCE CAPITAL LIMITED	1 653	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.38
4	KOKILA D AMBANI	2 74 891	0.12
5	ANIL D AMBANI	1 39 437	0.06
6	JAIANMOL A. AMBANI	1 25 231	0.05
7	TINA A AMBANI	1 23 812	0.05
8	JAIANSHUL A. AMBANI	7	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	**8 50 28 646**	**37.33**

I(c)	Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares			
Sr. No.	Name of the shareholder	No. of shares		Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA			
	1.1. LIC OF INDIA - GRATUITY PLUS	1050		
	1.2. LIC OF INDIA - MARKET PLUS	1059244		
	1.3. LIC OF INDIA MARKET PLUS - 1	698550		
	1.4. LIC OF INDIA MONEY PLUS	381029		
	1.5. LIC OF INDIA MONEY PLUS - 1	75000		
	1.6. LIFE INSURANCE CORPORATION OF INDIA	19		
	1.7. LIFE INSURANCE CORPORATION OF INDIA	43		
	1.8. LIFE INSURANCE CORPORATION OF INDIA	139		
	1.9. LIFE INSURANCE CORPORATION OF INDIA	26395858		
	1.10. LIFE INSURANCE CORPORATION OF INDIA - BIMA PLUS	201694		
	1.11. LIFE INSURANCE CORPORATION OF INDIA - FUTURE PLUS	140000		
	1.12. LIFE INSURANCE CORPORATION OF INDIA - JEEVAN PLUS	22000		
	1.13. LIFE INSURANCE CORPORATION OF INDIA - PROFITPLUS	619608	2 95 94 234	12.99
2	RELIANCE CAPITAL TRUSTEE CO LTD			
	2.1. RELIANCE CAPITAL TRUSTEE CO LIMITED	300		
	2.2. RELIANCE CAPITAL TRUSTEE CO LIMITED	50		
	2.3. RELIANCE CAPITAL TRUSTEE CO LIMITED	1		
	2.4. RELIANCE CAPITAL TRUSTEE CO LIMITED	3		
	2.5. RELIANCE CAPITAL TRUSTEE CO LTD	150		
	2.6 A/C RELIANCENRI EQUITY FUND	60000		
	2.7 RELIANCEREGULAR SAVINGS FUND-EQUITY OPTION	200000		
	2.8 A/C RELIANCE EQUITY ADVANTAGE FUND	425000		
	2.9 RELIANCE QUANT PLUS FUND	15000		
	2.10 -RELIANCE NATURAL RESOURCES FUND	2066398		
	2.11 A/C RELIANCE TAX SAVER (ELSS) FUND	93366		
	2.12 A/C RELIANCE DIVERSIFIED POWER SECTOR FUND	2473010		

	2.13 .A/C RELIANCEEQUITY FUND	1004358		
	2.14 A/C RELIANCE GROWTH FUND	750000		
	2.15 A/C RELIANCE VISION FUND	1012742	81 00 378	3.56
3	QUANTUM (M) LIMITED		58 85 624	2.58
4	THE NEW INDIA ASSURANCE COMPANY LIMITED			
	4.1. THE NEW INDIA ASSURANCE COMPANY LIMITED	4803867		
	4.2. THE NEW INDIA ASSURANCE COMPANY LIMITED	50	48 03 917	2.11
5	NATIXIS		35 64 000	1.56
6	THE ORIENTAL INSURANCE COMPANY LIMITED			
	6.1. THE ORIENTAL INSURANCE COMPANY LIMITED	50		
	6.2. THE ORIENTAL INSURANCE COMPANY LIMITED	3337194		
	6.3. THE ORIENTAL INSURANCE COMPANY LIMITED	11	33 37 255	1.47
7	GENERAL INSURANCE CORPORATION OF INDIA			
	7.1. GENERAL INSURANCE CORPORATION OF INDIA	15		
	7.2. GENERAL INSURANCE CORPORATION OF INDIA	37		
	7.3. GENERAL INSURANCE CORPORATION OF INDIA	3100251	31 00 303	1.36
8	8.1 ABU DHABI INVESTMENT AUTHORITY	26		
	8.2 ABU DHABI INVESTMENT AUTHORITY	12		
	8.3 ABU DHABI INVESTMENT AUTHORITY - FLAMINGO	311140		
	8.4 ABU DHABI INVESTMENT AUTHORITY - GANGES	7106		
	8.5 ABU DHABI INVESTMENT AUTHORITY - GULAB	86549		
	8.6 ABU DHABI INVESTMENT AUTHORITY - INDENT	94161		
	8.7 ABU DHABI INVESTMENT AUTHORITY - JHELUM	80261		
	8.8 ABU DHABI INVESTMENT AUTHORITY - MACRO	7447		
	8.9 ABU DHABI INVESTMENT AUTHORITY - MAGNO	31845		
	8.10 ABU DHABI INVESTMENT AUTHORITY - MANLY	213975		
	8.11 ABU DHABI INVESTMENT AUTHORITY - MARK	519567		
	8.12 ABU DHABI INVESTMENT AUTHORITY - MERLION	761250		
	8.13 ABU DHABI INVESTMENT AUTHORITY - MONSOON	237970		
	8.14 ABU DHABI INVESTMENT AUTHORITY - SSGAIN	105273		
	8.15 ABU DHABI INVESTMENT AUTHORITY -WAY	88873	25 45 455	1.12
	Total		6 09 31 166	26.75



I(d)	Statement showing details of locked -in shares			
Sr. No.	Name of the shareholder	Category of Shareholders (Promoters/Public)	No. of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	N/A	-	0	0.00
	TOTAL			0.00

II(a)	Statement showing details of Depository Receipts (DRs)			
Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	GDR	484514	14 53 542	0.64
	TOTAL		14 53 542	0.64

II(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares			
Sr No	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		0	0.00

END